Rachel B. Proffitt

+1 415 693 2031

rproffitt@cooley.com

April 18, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:     Chen Chen and Kathleen Collins

Re:	Procore Technologies, Inc.
Form 10-K for the Year Ended December 31, 2022

Filed March 1, 2023

Comment Letter Dated April 5, 2023

File No. 001-40396

Ladies and Gentlemen:

On behalf of Procore Technologies, Inc. (the “Company”), we are submitting this letter in response to the letter, dated April 5, 2023, from the staff of the Division of Corporation Finance Office of Technology (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 (the “Annual Report”) submitted to the Commission on March 1, 2023.

Set forth below are the Company’s responses to the Staff’s comments. For ease of reference, the numbering of the paragraphs corresponds to the numbering of the comments in the letter from the Staff and the Staff’s comments are reproduced in italics. Page references in the text of this response letter correspond to the page numbers in the Annual Report.

Form 10-K for the Year Ended December 31, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Certain Factors Affecting Our Performance, page 42

1.

You state that acquiring new customers and retaining and expanding existing customers’ use of your platform is a factor affecting your performance. We note you have provided measures to support new customers (i.e., customer account) and customer retention (i.e., gross retention rate). Please tell us what measure you use to monitor expansion of existing customers and specifically address your consideration to include a quantified discussion of retention rate. In this regard, we note you provided such measure in your recent initial public offering as well as in your 2022 Investor Day presentation.

Response:

The Company acknowledges the Staff’s comment, and consistent with the manner in which the Company disclosed such measure in the Company’s registration statement on Form S-1 in connection with the Company’s initial public offering, the Company will disclose its net retention rate beginning with its Form 10-K for the annual period ending December 31, 2023.

U.S. Securities and Exchange Commission

April 18, 2023

Results of Operations

Comparison of the Years Ended December 31, 2022 and 2021, page 48

2.

You state that the increase in revenue during fiscal 2022 was primarily due to expansion within your existing customers and revenue from new customers added during the year. Please revise to provide the percentage of dollar amount of the revenue increase attributable to each of new and existing customers. Also, refrain from using terms such as “primarily” in lieu of providing a more specific quantitative disclosure. Refer to Item 303(b) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and will disclose the percentage of the dollar amount of the revenue increase attributable to each of new and existing customers beginning with its Form 10-Q for the quarterly period ended March 31, 2023.

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Please contact me at (415) 693-2031 or Jon Avina of Cooley LLP at (650) 843-5307 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Rachel B. Proffitt

Rachel B. Proffitt

Cooley LLP

cc:	Benjamin Singer, Procore Technologies, Inc.
Uyen Nguyen, Procore Technologies, Inc.

Jon Avina, Cooley LLP